UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

TARGA RESOURCES PARTNERS LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

87611X105

(CUSIP Number)

Joe Bob Perkins

1000 Louisiana Street, Suite 4300

Houston, Texas 77002

Tel: (713) 584-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

CUSIP No. 87611X105

1	NAME OF REPORTING PERSON Targa Resources Corp. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,899,602 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,899,602 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,899,602 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Common Units
14	TYPE OF REPORTING PERSON CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

1	NAME OF REPORTING PERSON Targa Resources Investments Sub Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,899,602 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,899,602 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,899,602 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Common Units
14	TYPE OF REPORTING PERSON CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

1	NAME OF REPORTING PERSON TRI Resources Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,899,602 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,899,602 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,899,602 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Common Units
14	TYPE OF REPORTING PERSON CO

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

1	NAME OF REPORTING PERSON Targa Resources LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 184,899,602 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 184,899,602 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,899,602 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Common Units
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Targa Resources Corp., Targa Resources Investments Sub Inc., TRI Resources Inc. and Targa Resources LLC do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 3.

CUSIP No. 87611X105

1	NAME OF REPORTING PERSON Targa GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 181,669,886 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 181,669,886 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,669,886 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.25% of Common Units
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87611X105

1	NAME OF REPORTING PERSON Targa LP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 3,229,717 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 3,229,717 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,717 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.75% of Common Units
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87611X105

1	NAME OF REPORTING PERSON Targa Versado Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 89,813 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 89,813 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,813 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ***
14	TYPE OF REPORTING PERSON PN

***	Less than one percent.

This Amendment No. 6 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on June 5, 2009, as amended by Amendment No. 1 filed on behalf of the Reporting Person on September 24, 2009, by Amendment No. 2 filed on behalf of the Reporting Persons on April 15, 2010, by Amendment No. 3 filed on behalf of the Reporting Persons on January 23, 2012, by Amendment No. 4 filed on behalf of the Reporting Persons on March 13, 2015 and by Amendment No. 5 filed on behalf of the Reporting Persons on November 3, 2015 (“Amendment No. 5,” and together with all amendments, the “Schedule 13D”), relating to common units representing limited partner interests (the “Common Units”) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer

No modification is made to Item 1 of the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following:

The list of Listed Persons set forth on Schedule 1 is hereby amended such that the number next to the heading “Amount Beneficially Owned” under each Listed Person’s name is zero (0), indicating that, following the consummation of, and as a result of, the Merger (as defined below), no Listed Person is the beneficial owner of Common Units.

Item 3.	Source and Amount of Funds or Other Consideration

No modification is made to Item 3 of the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information:

On February 17, 2016, the Partnership merged with and into Spartan Merger Sub LLC, a subsidiary of TRC (“Merger Sub”) with the Partnership surviving the merger as a wholly-owned subsidiary of TRC (the “Merger”), pursuant to that certain Agreement and Plan of Merger dated as of November 2, 2015, by an among TRC, the Partnership and Merger Sub (the “Merger Agreement”). As a result of the Merger, all outstanding Common Units, other than those owned by TRC and its subsidiaries, were cancelled and converted into the right to receive 0.62 of a share of common stock of TRC, par value $0.001 per share per Common Unit, plus cash in lieu of any fractional shares otherwise issuable in the Merger. As a result of the Merger, the Reporting Persons own all of the outstanding Common Units.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit B to the Schedule 13D on November 2, 2015.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following paragraph:

As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding Common Units. Because the registration of the Common Units will be terminated, Common Units held by TRC and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No modification is made to Item 6 of the Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2016

TARGA RESOURCES CORP.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel and Secretary

TARGA RESOURCES INVESTMENTS SUB INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel and Secretary

TRI RESOURCES INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel and Secretary

TARGA RESOURCES LLC

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel and Secretary

TARGA GP INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel and Secretary

TARGA LP INC.

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel and Secretary

TARGA VERSADO HOLDINGS LP

By:	Targa GP Inc., its general partner

By:	/s/ Paul W. Chung
Name:	Paul W. Chung
Title:	Executive Vice President, General Counsel and Secretary